EXHIBIT 99.2

CORRECTING and REPLACING RADVISION To Present at the NYSSA 2011 Microcap Technology Innovators Conference on May 19th

Presentation to be webcast and archived

Press Release
Source: RADVISION Ltd.
On Tuesday May 17, 2011, 8:02 pm EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. corrects presentation time to Thursday, May 19th from 10:00 to 10:30 a.m. First graph of release dated May 16, 2011, should read: RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, announced today that Adi Sfadia, Chief Financial Officer, and Robert Romano, Vice President of Enterprise Marketing, will speak at the New York Society of Security Analysts’ 2011 Microcap Technology Innovators Conference in New York City on Thursday, May 19th, from 10:00 to 10:30 a.m. (Eastern) [(instead of RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, announced today that Adi Sfadia, Chief Financial Officer, and Robert Romano, Vice President of Enterprise Marketing, will speak at the New York Society of Security Analysts’ 2011 Microcap Technology Innovators Conference in New York City on Thursday, May 19th, from 10:20 to 10:50 a.m. (Eastern)].

The corrected release reads:

RADVISION TO PRESENT AT THE NYSSA 2011 MICROCAP TECHNOLOGY INNOVATORS CONFERENCE ON MAY 19TH

Presentation to be webcast and archived

RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, announced today that Adi Sfadia, Chief Financial Officer, and Robert Romano, Vice President of Enterprise Marketing, will speak at the New York Society of Security Analysts’ 2011 Microcap Technology Innovators Conference in New York City on Thursday, May 19th, from 10:00 to 10:30 a.m. (Eastern).

NYSSA will host a live webcast of the Company’s presentation, which can be accessed on the Investor Events page of the RADVISION web site at www.radvision.com or by clicking on the following link: http://www.radvision.com/Corporate/Investors/InvestorEvents/. It also is available on the NYSSA site by clicking on: http://investor.shareholder.com/media/eventdetail.cfm?eventid=97258&CompanyID=RVSN&e=1&mediaKey=7BDD600549A25090AE26BE33D276225B.

A replay of the presentation will be available approximately two hours after the live event and accessible for one year.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION Ltd.
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Robert Romano, +1-512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net